UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ T Form 40-F ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

BeyondSpring Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On May 13, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 14, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, based on the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s best knowledge, other than entities affiliated with Decheng Capital, Fairy Eagle Investment Limited, Ever Regal Group Limited, Dr. Lan Huang and Mr. Linqing Jia, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of March 1, 2023.

Decheng Capital is an investment firm that provides capital and strategic support to early-stage life science companies and growth stage healthcare companies. To the Company’s best knowledge, Decheng Capital is not owned or controlled by a governmental entity of mainland China. Decheng Capital beneficially owned 4,958,142 ordinary shares of the Company as of December 31, 2021, based on the Schedule 13G filed by Decheng Capital on February 14, 2022. Based on the total outstanding shares of the Company as of March 1, 2023 and assuming Decheng Capital’s shareholding does not change since December 31, 2021, Decheng Capital beneficially owns 12.74% of the Company’s total outstanding shares as of March 1, 2023.

Fairy Eagle Investment Limited (“Fairy Eagle”) is a limited liability company incorporated in the British Virgin Islands wholly owned and controlled by Mr. Linqing Jia. Fairy Eagle beneficially owned 11.87% of the Company’s total outstanding shares as of March 1, 2023.

Ever Regal Group Limited (“Ever Regal”) is a limited liability company incorporated in the British Virgin Islands wholly owned and controlled by Dr. Lan Huang. Ever Regal beneficially owned 8.30% of the Company’s total outstanding shares as of March 1, 2023.

Dr. Huang is the Co-founder, Chairperson and Chief Executive Officer of the Company. Mr. Jia is the Co-founder of the Company and the spouse of Dr. Huang. Each of Dr. Huang and Mr. Jia is a Chinese citizen. Dr. Huang and Mr. Jia, together, beneficially owned 26.23% of the Company’s total outstanding shares as of March 1, 2023.

Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 18, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-3, File No. 333-257639 and File No. 333-249816, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

	By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chairperson and Chief Executive Officer

Date: April 18, 2023